FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated August 14, 2003

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Szabolcs Czenthe, Matáv IR
+36-1-458-0437
Tamás Dancsecs, Matáv IR
+36-1-457-6084
Krisztina Förhécz, Matáv IR
+36-1-457-6029
investor.relations@ln.matav.hu
Catriona Cockburn, Citigate Dewe Rogerson
+44-(0)207 282 2924

2003 INTERIM RESULTS: STRONG CASH GENERATION AND STABILIZED POSITION IN THE MOBILE MARKET

BUDAPEST – August 14, 2003 - Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the first half of 2003, according to International Financial Reporting Standards (IFRS).

Summary:

•                  Revenues increased by 3.3% (1.7% in EUR terms) to HUF 296.9 bn (EUR 1,201.3 m) in 1H 2003 compared to 1H 2002 as a result of higher mobile, leased line and data transmission revenues. This was partly offset by a decline in revenues from domestic and international traffic and lower other usage.

•                  EBITDA increased by 6.1% to HUF 129.1 bn, resulting in an impressive EBITDA margin of 43.5%.

•                  Fixed line segment: revenues were slightly lower; EBITDA margin stood at 38.5%.

•                  Mobile segment: revenues increased by 10.5% mainly driven by higher traffic revenues and enhanced services. EBITDA margin was 39.3% in the first half of 2003. Westel had 3.5 million customers at the end of June 2003.

•                  International segment: revenues were broadly stable with EBITDA margin reaching 55.5%. Successful cost-cutting helped to push EBITDA up to HUF 18.0 bn from HUF 16.0 bn in the same period last year.

•                  Group operating profit grew to HUF 67.3 bn (up by 5.6%) although net income declined to HUF 33.3 bn (EUR 134.6 m). This was mainly due to the significant increase in net interest charges (due to an increase in FX losses resulting from the weakening of the Forint).

•                  Net cash from operating activities grew to HUF 98.0 bn as a result of the higher EBITDA and lower working capital requirements, partly offset by higher interest paid. Net cash used in investing activities declined to HUF 41.3 bn. This was driven by the change in capex payables and lower additions to tangible and intangible assets. Net cash used in financing activities amounted to HUF 48.4 bn, driven by continuous debt repayments and increase in dividends paid to shareholders in the first half of 2003.

•                  Net debt declined by HUF 66.4 bn since the end of June 2002 resulting in a reduced net debt ratio (net debt to net debt plus equity plus minority interest) of 36.6% compared to 43.4% at the end of June 2002.

Elek Straub, Chairman and CEO commented: “In the first half of the year, we have seen a balanced performance from all segments, leading to sound results for the group as a whole. I am pleased to say that the success of tariff packages in the fixed line segment has led to a slowdown in the ongoing decrease of the number of lines. The Regulator approved our long run incremental cost based reference unbundling and interconnection offers in the fixed line business, further approaching EU benchmarks. We believe that Matáv will be able to demonstrate its ability to preserve its profitability and create value within the West-European regulatory framework. In the mobile segment, after a temporary drop in market share in Q1 2003, Westel successfully protected its position in the second quarter through the new initiatives in both prepaid and postpaid segments. As a result, in both segments the churn rate was reduced on a quarterly basis. Overall, the results reflect the progress we have made in the first half of 2003 and underline our success in implementing our strategy for growth by focusing resources on mobile, data and Internet.”

Fixed line: Steady growth in role of customized tariff packages; impressive results of the ADSL rollout program

Fixed line revenues decreased slightly to HUF 164.5 bn. The EBITDA margin was 38.5%. Domestic and international traffic revenues combined fell by 4.8%. However, leased line and data revenues continued to grow, and were up by 14.1%, driven by volume growth in ADSL and Internet subscribers. Matáv’s fixed line penetration was down slightly to 37.9% (from 39.0% a year ago) with a 2.7% reduction in the total number of lines. Nevertheless, the number of ISDN channels increased to nearly 521,000, representing 5.7% year-on-year growth. By the end of June 2003, 18.3% of Matáv’s total fixed lines were ISDN channels. Customised tariff packages represented around 40% of the total number of lines with more than 1.1 million subscribers for these packages at the end of the first half 2003. The Company continued to invest in broadband and as a result it had 57,399 ADSL lines by the end of June, showing 69% growth since December 2002. Matáv’s Internet subsidiary, Axelero increased further its leading position among ISPs in the dial-up market with a market share of approximately 45%. The Group had a total of 173,083 Internet subscribers at the end of June 2003.

Mobile: Successful steps helped to preserve market position under fierce competition

Mobile segment revenues increased by 10.5%. EBITDA increased by 19.2% to HUF 47.7 bn, while the EBITDA margin was 39.3%. Operating profit rose to HUF 28.4 bn from HUF 23.0 bn in the same period last year. Westel preserved its leading position, increasing its customer base by the end of June 2003 to above 3.5 million in a market that while slightly enlarged (with 72.1% GSM penetration), remains intensely competitive. Westel’s GSM market share remained stable at 48.1% due to successful actions including the new postpaid offer and price reduction in the prepaid segment following competitors’ campaigns. At the end of the second quarter, prepaid customers represented nearly 75% of the total customer base. Average acquisition cost per customer fell by 14.3% to HUF 12,974 in 1H 2003 from HUF 15,139 a year earlier. When calculating subscriber acquisition cost, we include the connection margin (connection fee less the SIM card cost) and the sales related equipment subsidy and agent fee. Both ARPU (monthly average revenue per user) and MOU (monthly average minutes of use per subscriber) showed growth compared to the first quarter of 2003 (ARPU of HUF 5,059 and MOU of 103), resulting in an ARPU of HUF 5,203 and a MOU of 110 in 1H 2003. Enhanced services (mainly SMS) within ARPU reached HUF 550 (10.6% of total), showing a steady development compared to HUF 488 (8.4% of total) in 1H 2002. The churn rate in the postpaid segment was successfully reduced to 11.9% in Q2 2003.

International: Profitability improved; revenues remained stable

International revenues remained stable and reached HUF 32.4 bn in 1H 2003. As a result of higher subscription fees for analog lines, subscription charges rose, as did leased line and data transmission revenues.  However, these were offset by the decline in international traffic revenues due to both lower prices and usage.  MakTel is focusing on cost control, the first results of which have been shown by the cuts made to consultancy and maintenance fees. In addition, volume-related expenses, such as cost of equipment sales and payments to other network operators were also reduced. As a result, EBITDA improved by 12.6% to reach HUF 18.0 bn with an EBITDA margin of 55.5%. Fixed line penetration in Macedonia was around 29%, and mobile penetration grew to 21% at the end of June 2003 compared to 14% penetration a year ago. Fixed line customers grew to 611,816, up by 6.6% from a year earlier. Within this, analog subscribers grew by 5.5% to 584,906 and ISDN channels increased noticeably by 39.1% to 26,910. The mobile customer base rose by 41.6% to 412,373. The number of Internet subscribers at the end of the second quarter of 2003 reached 41,970 (up by 55.8% year-on-year).

About Matáv

Matáv is the principal provider of telecom services in Hungary. Matáv provides a broad range of services including telephony, data transmission, value-added services, and through its subsidiaries is Hungary’s largest mobile telecom provider. Matáv also holds a majority stake in Stonebridge Communications AD, which controls MakTel, the sole fixed line and the leading mobile operator in Macedonia. Key shareholders of Matáv as of June 30, 2003 include MagyarCom GmbH, owned by Deutsche Telekom AG (59.21%). The remainder, 40.79% is publicly traded.

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2002 filed with the U.S. Securities and Exchange Commission.

For detailed information on Matáv’s 1H 2003 results please visit our website:

(http://www.matav.hu/english/investor relations) or the website of the Budapest Stock Exchange (www.bse.hu Listed Securities/ Issuer’s news).

MATÁV

Consolidated Balance Sheets - IFRS

(HUF million)	June 30, 2002	June 30, 2003	June 30, 2002 - June 30, 2003 % change
	(Unaudited)	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	16 391	18 532	13,1%
Financial investments	404	381	(5,7)%
Receivables	94 299	103 328	9,6%
Inventories	12 499	10 965	(12,3)%
Assets held for disposal	2 100	2 201	4,8%
Total current assets	125 693	135 407	7,7%

Property, plant and equipment	642 110	632 642	(1,5)%
Intangible assets	299 657	289 909	(3,3)%
Associates and other long term investments	8 795	6 640	(24,5)%
Total fixed assets	950 562	929 191	(2,2)%

Other non current assets	13 730	28 702	109,0%

Total assets	1 089 985	1 093 300	0,3%

LIABILITIES AND SHAREHOLDERS’ EQUITY

Loans and other borrowings	45 866	235 080	412,5%
Trade and other payables	97 337	107 178	10,1%
Deferred revenue	2 967	2 357	(20,6)%
Provisions for liabilities and charges	3 717	7 288	96,1%
Total current liabilities	149 887	351 903	134,8%

Loans and other borrowings	386 041	132 547	(65,7)%
Deferred revenue	6 001	3 451	(42,5)%
Deferred tax liability	3 264	1 967	(39,7)%
Other non current liabilities	3 915	280	(92,8)%
Total non current liabilities	399 221	138 245	(65,4)%

Minority interests	54 011	66 392	22,9%

Shareholders’ equity
Common stock	103 736	104 281	0,5%
Additional paid in capital	22 955	27 382	19,3%
Treasury stock	(163)	(4 488)	2 653,4%
Retained earnings	360 338	409 585	13,7%
Total shareholders’ equity	486 866	536 760	10,2%

Total liabilities and shareholders’ equity	1 089 985	1 093 300	0,3%

MATÁV

Consolidated Income Statements - IFRS

(HUF million)	6 months ended June 30, 2002	6 months ended June 30, 2003	% change
	(Unaudited)	(Unaudited)

Revenues

Subscriptions, connections and other charges	49 881	48 913	(1,9)%
Domestic traffic revenue	59 862	58 205	(2,8)%
Other usage	7 729	6 438	(16,7)%
Domestic telecommunications services	117 472	113 556	(3,3)%

International traffic revenues	13 593	11 727	(13,7)%

Mobile telecommunications services	83 228	95 547	14,8%

Revenues from international activities	32 238	32 281	0,1%

Leased lines and data transmission	16 457	18 539	12,7%

Other revenues	24 501	25 212	2,9%

Total revenues	287 489	296 862	3,3%

Employee related expenses	(39 529)	(42 519)	7,6%
Depreciation and amortization	(57 933)	(61 773)	6,6%
Payments to other network operators	(39 631)	(40 691)	2,7%
Cost of telecommunications equipment sales	(20 207)	(17 844)	(11,7)%
Other operating expenses	(66 439)	(66 740)	0,5%

Total operating expenses	(223 739)	(229 567)	2,6%

Operating profit	63 750	67 295	5,6%

Net interest and other charges	(11 737)	(20 478)	74,5%

Share of associates’ results before income tax	589	430	(27,0)%

Profit before income tax	52 602	47 247	(10,2)%

Income tax expense	(9 109)	(7 573)	(16,9)%

Profit after income tax	43 493	39 674	(8,8)%

Minority interest	(5 752)	(6 423)	11,7%

Net income	37 741	33 251	(11,9)%

MATÁV

Consolidated Cash Flow Statement - IFRS

(HUF million)	6 months ended June 30, 2002	6 months ended June 30, 2003	% change
	(Unaudited)	(Unaudited)

Cash flow from operating activities
Operating profit	63 750	67 295	5,6%
Depreciation and amortization of fixed assets	57 933	61 773	6,6%
Change in working capital	(21 198)	(6 382)	(69,9)%
Amortization of deferred income	(1 574)	(1 370)	(13,0)%
Interest paid	(12 258)	(14 970)	22,1%
Commissions and bank charges	(1 361)	(1 250)	(8,2)%
Net income tax paid	(2 977)	(3 732)	25,4%
Other items	859	(3 401)	n.m.

Net cash from operating activities	83 174	97 963	17,8%

Cash flow from investing activities

Capital expenditure on tangible and intangible assets	(48 658)	(37 385)	(23,2)%
Purchase of subsidiaries and investments	(1 828)	(5 545)	203,3%
Cash acquired through acquisitions	317	72	(77,3)%
Interest received	770	356	(53,8)%
Dividends received	815	575	(29,4)%
Net change in financial assets	(77)	66	n.m.
Proceeds from disposal of fixed assets	750	569	(24,1)%

Net cash flow utilized in investing activities	(47 911)	(41 292)	(13,8)%

Cash flow from financing activities

Dividends paid to shareholders and minority interest	(11 406)	-20 493	79,7%
Net repayments of borrowings	(17 526)	-27 909	59,2%
Other	0	0	n.a.
Net cash flow utilized in financing activities	(28 932)	(48 402)	67,3%

Translation differences on cash and cash equivalents	(57)	1 412	n.m.

Change in cash and cash equivalents	6 274	9 681	54,3%

Cash and cash equivalents at beginning of year	10 117	8 851	(12,5)%
Cash and cash equivalents at end of year	16 391	18 532	13,1%

Change in cash and cash equivalents	6 274	9 681	54,3%

Summary of key operating statistics

	2Q2002	2Q2003	% change
EBITDA margin	42,3%	43,5%	n.a.
Operating margin	22,2%	22,7%	n.a.
Net income margin	13,1%	11,2%	n.a.
ROA	6,9%	6,1%	n.a.
Net debt to total capital	43,4%	36,6%	n.a.

Number of closing lines
Residential	2 103 995	2 027 696	(3,6)%
Business	291 084	264 369	(9,2)%
Payphone	37 326	31 911	(14,5)%
ISDN channels	492 794	520 948	5,7%
Total lines	2 925 199	2 844 924	(2,7)%

Digitalization of exchanges with ISDN	86,2%	87,4%	n.a.
Penetration	39,0%	37,9%	n.a.

Fixed line employees (closing full equivalent, Matáv Rt.)	9 192	8 342	(9,2)%
Total no of employees (closing full equivalent)	16 283	15 227	(6,5)%
Lines per fixed line employees	318	341	7,2%
Lines per fixed line employees at Matáv Rt. + Emitel	316	338	7,0%

Traffic in minutes (thousands) at Matáv Rt.
Domestic	4 824 123	4 088 149	(15,3)%
International outgoing	77 528	69 321	(10,6)%

Emitel line numbers incl. ISDN channels	80 483	78 536	(2,4)%
Emitel domestic traffic (thousand minutes)	95 302	79 095	(17,0)%
Emitel international outgoing traffic (thousand minutes)	1 272	1 125	(11,6)%

Westel 0660 RPCs (Revenue Producing Customers)	33 215	9 552	(71,2)%
Westel RPCs (Revenue Producing Customers)	2 967 616	3 509 518	18,3%
Total cellular RPCs	3 000 831	3 519 070	17,3%

Westel’s MOU	121	110	(9,1)%
Westel’s ARPU (Average Traffic Rev./RPC/Month)	5 820	5 203	(10,6)%
Westel’s overall churn	15,1%	24,1%	n.a.

Managed leased lines (FLEX-Com connections) *	12 539	11 415	(9,0)%
ADSL lines	18 781	57 399	205,6%
Internet subscribers	141 630	173 083	22,2%
Cable television customers	316 257	344 712	9,0%

* Please note that from January 1, 2003, FlexCom connections are reported from the billing system, rather than from our technical datawarehouse. Due to the difference in measurements, figures prior to and after January 1, 2003 are not comparable.

Analysis of the Financial Statements for 2Q 2003
(six months ended June 30, 2003)

Exchange rate information

The Euro strengthened by 8.8% against the Hungarian Forint year on year (from 244.67 HUF/EUR on June 30, 2002 to 266.30 HUF/EUR on June 30, 2003). From the year-end 2002, the Euro strengthened by 12.9% against the Hungarian Forint (from 235.90 HUF/EUR on December 31, 2002 to 266.30 HUF/EUR on June 30, 2003). The average HUF/EUR rate increased from 243.50 in 2Q2002 to 247.11 in 2Q2003.

The U.S. Dollar depreciated by 5.6% against the Hungarian Forint year on year (from 246.72 HUF/USD on June 30, 2002 to 232.98 HUF/USD on June 30, 2003). From the year-end 2002 to June 30, 2003, the U.S. Dollar appreciated by 3.5% against the Hungarian Forint (from 225.16 HUF/USD to 232.98 HUF/USD).

Analysis of group income statements

Revenues

Revenues from subscriptions, connections and other charges decreased by 1.9% in the first half of 2003 compared to the same period in 2002. Revenues from connection fees declined, which resulted from the lower number of ISDN gross additions. This decrease was partially offset by higher revenues from analog connection fees due to increased analog gross additions. Other charges decreased as well mainly as a result of decreased usage of televoting. The lower amount of PBX (Private Branch Exchange) revenue also contributed to the decrease. These decreases were partly offset by analog subscription fee increases from September 1, 2002 and from February 1, 2003. The ISDN subscription fee revenue also increased in 2Q2003 compared to 2Q2002 due to the higher number of average ISDN connections.

Domestic traffic revenue in 2Q2003 amounted to HUF 58.2 bn, compared to HUF 59.9 bn in 2Q2002. This decrease mainly resulted from the 15.3% decline in domestic minutes at Matáv. This decrease was partly offset by price changes on September 1, 2002 and on February 1, 2003.

Revenues from other usage for the first half of 2003 decreased by 16.7% compared to the same period in 2002. This decrease was mainly attributable to lower fees paid to Matáv by LTOs and mobiles for long distance and international usage. The decrease is also attributable to a lesser extent to a change in mix of calls in LTO relation (there was less international and more domestic traffic termination, which has a lower per minute interconnection rate).

International traffic revenues decreased to HUF 11.7 bn for the six months ended June 30, 2003, compared to HUF 13.6 bn for the same period in 2002. Both outgoing and incoming international revenue show a decrease mainly because of traffic as well as price decreases. Outgoing international traffic measured in minutes decreased by 10.6% at Matáv, while incoming international minutes decreased only by 0.3%. Various discounts provided to subscribers of optional tariff packages (Rhythm, Says a Lot, Chat) also contributed to the lower international revenues. Incoming international traffic revenues were also negatively affected by the stronger HUF against the SDR year over year.

Revenues from mobile telecommunications services amounted to HUF 95.5 bn for the first half of 2003, compared to HUF 83.2 bn for the six months ended June 30, 2002 (a 14.8% increase). The growth mainly resulted from the 26.3% higher Westel average customer base. Prepaid customers accounted for approximately 82.5% of gross additions in the first half of 2003 and represent 74.5% of total Westel customers at June 30, 2003.

Increases in the mobile customer base were partly offset by decreased usage per subscriber. Westel’s average usage per customer per month measured in MOU decreased by 9.1% from 121 minutes in 2Q2002 to 110 minutes in 2Q2003. The decreasing MOU is due to the increasing proportion of the prepaid customer base, which has lower minutes of usage than regular subscribers.

Westel’s average revenue per user (“ARPU”) decreased by 10.6%, from HUF 5,820 in 2Q2002 to HUF 5,203 in 2Q2003 due to the dilution of customer base as the ARPU of the newly acquired prepaid customers is relatively low.

Within mobile telecommunications services, enhanced services show the highest increase with approximately 40% growth year over year, which represents 10.6% of the ARPU in the first half 2003. This revenue includes primarily short message service (“SMS”) and multimedia messaging service (“MMS”).

The liberalization of the fixed line telecommunications market in December 2001 had an effect on the mobile telecommunications industry as well. On November 4, 2002, the Hírközlési Felügyelet (Communications Authority, “HIF”) pronounced Westel as a significant market power in the interconnections market. In July 2003, HIF made a decision relating to the fixed to mobile interconnect termination charges. According to this decision, Westel should modify its interconnection contracts within 30 days and decrease its fixed to mobile termination charges by approximately 10 percent. Westel so far acted accordingly.

Revenues from international activities show revenues of MakTel, our subsidiary acquired in 2001. Revenues from international activities remained stable and reached HUF 32.3 bn in the first half of 2003. Subscriptions, connections and other charges increased due to price increases as well as volume changes: fixed line subscribers increased by 6.6% year over year. Revenues from data transmission and leased lines also increased due to a growth in Internet revenues resulting from increased number of customers. These increases were offset by lower outgoing international traffic revenues resulting from decreased usage as well as lower prices and lower incoming international revenues due to strengthening of the MKD against the SDR.

Revenues from leased lines and data transmission grew to HUF 18.5 bn for 2Q2003, compared to HUF 16.5 bn for the same period in 2002. This growth was due to the strong increase in the number of ADSL and Internet subscribers. The number of ADSL subscribers grew to 57,399 (from 18,781 at the end of the first half of 2002) and the number of Internet connections grew by 22.2% to 173,083 at period-end. The proportion of higher revenue generating leased line and broadband Internet customers significantly grew within the customer base, which also contributed to the revenue growth.

Other revenues amounted to HUF 25.2 bn for the first six months of 2003, compared to HUF 24.5 bn for the same period in 2002. Other revenues include equipment sales, construction, maintenance, cable television, audiotex, telex, telegraph and miscellaneous revenues. The increase in this category is mainly due to the growth in cable TV revenue resulting from the increase in average number of cable TV subscribers and price increases. Equipment sales revenue increase, which also contributed to the growth, is due to higher phoneset upgrades at Westel. These increases were partly offset by lower equipment sales at Matávcom as well as lower advertising revenue at Matáv Rt.

Operating Expenses

Employee related expenses for the first half of 2003 amounted to HUF 42.5 bn, compared to HUF 39.5 bn for the same period in 2002 (an increase of 7.6%). The main driver of the increase is the 7.0% average wage rate increase at Matáv Rt. from April 1, 2003. In addition, employee related expenses increased strongly at Westel mainly due to wage rate increases.

These increases were partly offset by a decrease in the group headcount figure, which fell from 16,283 on June 30, 2002 to 15,227 on June 30, 2003. Efficiency improvements continued, and resulted in an increased number of lines per fixed line employee, 337.9 at the end of June 2003, compared to 316.2 a year earlier.

Depreciation and amortization increased by 6.6% reaching HUF 61.8 bn in 2Q2003, compared to HUF 57.9 bn for the same period in 2002. This increase is due to higher level of gross assets, mainly base stations at Westel.

Payments to other network operators for 2Q2003 reached HUF 40.7 bn, compared to HUF 39.6 bn for the same period in 2002. The increase was mainly due to the 11.2% increase in domestic network access charges, mainly driven by Westel’s outpayments to other GSM service providers and payments made by Matáv Rt. to Internet Service Providers (ISPs). This increase was partly offset by a 17.0% decrease in international network access charges driven by the stronger HUF against the SDR, lower average settlement rates with foreign service providers as well as lower outgoing traffic.

The cost of telecommunications equipment sales for the first half of 2003 was HUF 17.8 bn, compared to HUF 20.2 bn for the same period in 2002. This decrease is mainly due to lower gross additions at Westel, partly offset by the cost of increased level of upgrades.

Other operating expenses remained stable year over year, but its composition changed. Other operating expenses include materials, maintenance, marketing, service fees, outsourcing expenses, energy and consultancy. While materials, maintenance, marketing and agency fees showed an increase, service fees, consultancy and various other expenses decreased in 2Q2003 compared to 2Q2002.

Operating Profit

Operating margin for the six months ended June 30, 2003 was 22.7%, while operating margin for the same period in 2002 was 22.2%.

Net Interest and Other Charges

Net interest and other charges were HUF 20.5 bn for 2Q2003, compared to HUF 11.7 bn for 2Q2002. Net interest and other charges increased significantly due to the HUF 9.7 bn increase in net foreign exchange loss. This change in net foreign exchange loss resulted mainly from the weakening of the HUF. Net interest and other charges include HUF 5.8 bn net FX loss, HUF 13.8 bn interest expense, HUF 1.3 bn commissions and other charges and HUF 0.4 bn interest and financial income.

Share of associates’ results

Share of associates’ results amounted to HUF 430 million for the first half of 2003, compared to HUF 589 million for the same period in 2002, reflecting decreased financial results of M-RTL resulting from tougher competition with its rival TV channel.

Income tax

Income tax expense decreased from HUF 9.1 bn for 2Q2002 to HUF 7.6 bn for 2Q2003, mainly at Matáv Rt., resulting from the tax incentives for broadband investments. This was partly offset by higher profit before tax of Westel and MakTel.

Minority Interest

Minority interest for the first six months of 2003 was HUF 6.4 bn, compared to HUF 5.8 bn for the same period in 2002. This 11.7% increase resulting from the improved performance of MakTel.

Analysis of segmented income statements

The sum of the financial results of the three segments presented below does not equal to the group financial results because of intersegment eliminations.

Fixed line segment

Fixed line segment includes Matáv Rt. and its consolidated subsidiaries, other than MakTel, MobiMak, Stonebridge, Telemacedónia, Westel and Westel 0660.

HUF millions	2Q2002	2Q2003	Change (%)
Revenues	167,990	164,497	(2.1)
EBITDA	65,646	63,342	(3.5)
Operating profit	30,611	27,392	(10.5)
Profit after income tax	17,191	10,389	(39.6)
Minority interest	34	(73)	n.m.
Net income	17,225	10,316	(40.1)

Revenues from the fixed line segment showed a slight decrease year over year. Matáv’s domestic fixed voice business experienced a 3.7% decline due to usage decreases. International revenues declined by 13.6% due to lower outgoing and incoming traffic as well as decrease in HUF/SDR exchange rate. Leased line and data transmission services increased by 14.1% in the first half of 2003 compared to the first six months of 2002. Leased line and data transmission revenue growth was driven by strong volume increases in the number of ADSL and Internet customers.

Operating profit of the fixed line segment decreased by 10.5%. Within operating expenses employee related expenses and depreciation and amortization increased, but these increases were partly offset by decreases in payments to other network operators and cost of equipment sales.

Mobile segment

Mobile segment includes Westel and Westel 0660 and the goodwill amortization arising from their consolidation.

HUF millions	2Q2002	2Q2003	Change (%)

Revenues	110,032	121,542	10.5
EBITDA	40,049	47,723	19.2
Operating profit	22,955	28,412	23.8
Profit after income tax	17,256	19,888	15.3
Net income	17,256	19,888	15.3

Revenues in the mobile segment increased by 10.5% in the first half of 2003 compared to the same period in 2002 due to strong increases in the number of mobile customers. Westel’s customer base surged 18.3% to 3,509,518 subscribers, including 2,615,206 prepaid customers by June 30, 2003. Average monthly usage per Westel subscriber decreased by 9.1% from 121 minutes in 2Q2002 to 110 minutes in 2Q2003. GSM mobile penetration reached 72.1% in Hungary and Westel accounts for 48.1% market share in the very competitive GSM market.

Operating profit shows a 23.8% increase. While revenues grew by 10.5%, operating expenses increased only by 7.0% year over year.

International segment

International segment includes the operations of MakTel, MobiMak, Stonebridge, Telemacedónia, and the goodwill amortization arising from the consolidation of MakTel.

HUF millions	2Q2002	2Q2003	Change (%)
Revenues	32,285	32,448	0.5
EBITDA	15,988	18,003	12.6
Operating profit	10,184	11,491	12.8
Profit after income tax	9,046	9,397	3.9
Minority interest	(5,786)	(6,350)	9.7
Net income	3,260	3,047	(6.5)

MakTel has been a consolidated company of Matáv beginning January 15, 2001. MakTel’s fixed line subscribers increased by 6.6%, reaching 611,816 at June 30, 2003. Mobile subscribers increased by a significant 41.6% to 412,373, and its Internet subscribers reached 41,970 by June 30, 2003 from 26,944 a year earlier.

Revenues from the international segment remained stable and reached HUF 32.4 bn at June 30, 2003. Domestic traffic revenues increased slightly, mainly due to price increases. Lower international outgoing traffic revenues resulted from decreased usage as well as from lower prices. International incoming traffic revenues decreased as well, mainly due to 10% lower MKD/SDR exchange rates. Mobile revenues remained stable. The increase in the number of mobile subscribers was largely offset by lower MOU. Equipment sales revenues decreased significantly due to the lower number of mobile gross additions.

Total operating expenses decreased by 5.2% mainly because of decreases in cost of telecommunications equipment sales, payments to other network operators and other operating expenses.

In 2003, MakTel reviewed the useful life of its property, plant and equipment. The review resulted in generally shorter useful lives for mainly telecommunications equipment than applied earlier and, as a consequence, the monthly depreciation charge increased by approximately HUF 200 million from May 1, 2003.

Minority interest increased by 9.7% to HUF 6.4 bn in the first half of 2003. It mainly represents the share of income accruing to the minority owners of MakTel and Stonebridge. Minority interest is not calculated on the amortization relating to the goodwill acquired by Matáv Rt.

Analysis of group balance sheets

Total assets and total shareholders’ equity and liabilities as of June 30, 2002 were HUF 1,090 bn. Total assets and total shareholders’ equity and liabilities amounted to HUF 1,093 bn as of June 30, 2003.

Loans and other borrowings

The current portion of loans and other borrowings increased significantly by 412.5% from June 30, 2002 to HUF 235 bn at June 30, 2003, while the non-current loans and other borrowing decreased by 65.7% during the same period. These changes result mainly because of the loan taken in December 2001 to finance the acquisition of Westel that becomes due in August 2003.

At June 30, 2003, approximately 49% of the loan portfolio was HUF denominated, while 51% was foreign currency denominated. After taking into account the swap transactions, the foreign currency portion of Matáv’s total debt is only 16%. At the end of the first half of 2003, 67.8 % of the loans bore floating interest rates. The gearing ratio defined as net debt divided by net debt plus equity plus minority interest was 36.6% at June 30, 2003.

To decrease the foreign exchange rate risk of the foreign exchange loan portfolio, Matáv entered into a swap agreement relating to the EUR 301.5 million loan, which was taken to finance the acquisition of MakTel, as of February 4, 2002. The counterparty in the transaction was Deutsche Telekom. The cross currency swap agreement entitled Matáv to receive EUR interest and principal payments and pay HUF interest and principal payments. The EUR loan was subject to floating rate interest based on 6 month EURIBOR plus a margin of 30 basis points, while under the swap Matáv was obliged to pay an interest based on 6 month BUBOR plus a margin of 34 basis points. The HUF principal payment was fixed at a rate of one EUR to 244.36 HUF (HUF 73,675 million). The timing and the amount of the EUR payments to be received under the swap were matched with the underlying payment obligations on the EUR loan.

The EUR 920 million loan, which was taken to finance the remaining 49 percent of Westel, was partially swapped to HUF effective April 18, 2002. The counterparty in the transaction is Deutsche Telekom. The cross currency swap agreement entitles Matáv to receive EUR interest subject to 3 month EURIBOR plus a margin of 50 basis points and EUR 300 million principal amount, while Matáv has the obligation to pay HUF interest subject to 3 month BUBOR plus a margin of 57 basis points and HUF 72,685 million principal amount. The HUF principal payment is fixed at a rate of one EUR to 242.28 HUF. The timing of the EUR payments to be received under the swap are matched with the timing of the EUR payment obligations relating to the EUR loan.

Another EUR 50 million part of the EUR 920 million loan was swapped to HUF effective June 14, 2002. The counterparty in the transaction is Deutsche Telekom. The cross currency swap agreement entitles Matáv to receive EUR interest subject to 3 month EURIBOR plus a margin of 50 basis points and EUR 50 million principal amount, while Matáv has the obligation to pay HUF interest subject to 3 month BUBOR plus a margin of 57 basis points and HUF 12,075 million principal amount. The HUF principal payment is fixed at a rate of one EUR to 241.5 HUF. The timing of the EUR payments to be received under the swap are matched with the timing of the EUR payment obligations relating to the EUR loan.

To increase the fix part of the HUF loan portfolio, the existing loan agreement with a disbursed amount of EUR 301.5 million (swapped to HUF 73,675 million as of February 4, 2002), and with a variable interest rate was partly replaced with a new fixed interest HUF loan, concerning a principal amount of (the HUF equivalent of) EUR 50 million as of July 15, 2002. Meanwhile Matáv decreased the EUR notional amount of EUR 301.5 million swap and EUR 301.5 million loan by EUR 50 million so as the outstanding amount under both to be EUR 251.5 million as from the effective date of July 15, 2002. The counterparty in the transaction is Deutsche Telekom. The new HUF loan amount shall be charged interest at a fixed rate of 9.92% per annum. This EUR 50 million part of the EUR 301.5 million loan has been converted into HUF 12,218 million, by using the fixed EUR/HUF exchange rate of one EUR to 244,36 HUF (which was applied in the EUR/HUF swap).

To further increase the fix part of the HUF loan portfolio, the remaining part of the EUR 301.5 million loan agreement (EUR 251.5 million), which was swapped to HUF as of February 4, 2002, was replaced with fixed interest HUF loan as of November 4, 2002. Meanwhile the EUR 301.5 million swap and the EUR 301.5 million loan agreements were terminated. The counterparty of the transaction is Deutsche Telekom. The EUR loan amount has been converted into HUF 61,457 million by using the fixed EUR/HUF exchange rate of one EUR to 244.36 HUF (which was applied in the EUR/HUF swap), and has been added to the HUF 12,218 million resulting a HUF 73,675 million fix loan amount. The HUF 73,675 million loan agreement shall be charged interest at fixed rate of 9.3585% per annum.

Another EUR 50 million part of the EUR 920 million loan was swapped to HUF effective September 10, 2002. The counterparty in the transaction is Deutsche Telekom. The cross currency swap agreement entitles Matáv to receive EUR interest subject to 3 month EURIBOR plus a margin of 50 basis points and EUR 50 million principal amount, while Matáv has the obligation to pay HUF interest subject to 3 month BUBOR plus a margin of 56 basis points and HUF 12,170 million principal amount. The HUF principal payment is fixed at a rate of one EUR to 243.4 HUF. The timing of the EUR payments to be received under the swap are matched with the timing of the EUR payment obligations relating to the EUR loan.

To continue the hedging under favorable market conditions Matáv swapped another EUR 125 million part of the EUR 920 million loan to HUF effective December 2, 2002. The counterparty in the transaction is Deutsche Telekom. The cross currency swap agreement entitles Matáv to receive EUR interest subject to 3 month EURIBOR plus a margin of 50 basis points and EUR 125 million principal amount, while Matáv has the obligation to pay HUF interest subject to 3 month BUBOR plus a margin of 50 basis points and HUF 29,714 million principal amount. The HUF principal payment is fixed at a rate of one EUR to 237.71 HUF. The timing of the EUR payments to be received under the swap are matched with the timing of the EUR payment obligations relating to the EUR loan.

On July 4, 2003 Matáv signed a HUF 126.6 bn loan agreement with Deutsche Telekom to refinance EUR 525 million from the expiring EUR 920 million loan. The maturity of the loan is August 20, 2004 and it will be effective as of August 14, 2003 as the Westel loan expires. The interest conditions are similar to that of the EUR 920 million loan. The implied exchange rate of the loan is 241.23 HUF/EUR, which corresponds to the average exchange rate of the cross currency swaps executed in 2002 and 2003 to hedge the foreign exchange exposure of the EUR 920 million loan.

Minority interest

Minority interest increased by 22.9% from June 30, 2002 to HUF 66.4 bn at June 30, 2003. This increase was mainly due to the improved results of MakTel.

Retained earnings

Retained earnings increased by 13.7% from June 30, 2002 to HUF 410 bn at June 30, 2003. This increase was due to net income.

Analysis of group cash flow

Net cash from operating activities increased by 17.8% compared to the first six months of 2002, and amounted to HUF 98.0 bn in the first half of 2003.

Net cash flow utilized in investing activities decreased by HUF 6,619 million mainly because of the decrease in change of payables relating to capital expenditures. This decrease was partly offset by an increase in purchase of investments and subsidiaries since Matáv acquired an additional 3.05% stake in Stonebridge in June, 2003.

Net cash flow utilized in financing activities amounted to minus HUF 28,932 million in the first half of 2002, compared to minus HUF 48,402 million in the same period in 2003. While in the first six months of 2002, Matáv repaid a net HUF 17,526 million loan, in the same period of 2003 it repaid a net HUF 27,909 million. In the first half of 2003 Matáv paid dividends to its shareholders in an amount of HUF 20,493 million, a 79.7% increase compared to the same period of 2002. This significant growth is due to the increase in dividend per share from HUF 11 in 2001 to HUF 18 in 2002.

Company name:	Matáv Rt.	Telephone:	36-1-458-04-24
Company address:	H-1013 Budapest Krisztina krt. 55.	Fax:	36-1-458-04-43
Sector:	Telecommunications	E-mail address:	investor.relations@ln.matav.hu
Reporting period:	December 31, 2002 - June 30, 2003	Investor Relations manager:	Szabolcs Czenthe

PK1. General information about financial data

	Yes	No
Audited	☐	☒

Consolidated	☒	☐

Accounting principles	Hungarian	☐	IFRS	☒	Other	☐

PK2. Consolidated Companies with direct ownership of Matáv Rt.

Name	Equity / Registered Capital (mHUF)	Interest held (direct and indirect)	Voting right	Classification
Stonebridge	81,811	89.51%	89.51%	L
Westel Mobil Távközlési Rt.	8,031	100.00%	100.00%	L
Matávcom	6,158	100.00%	100.00%	L
Axelero	4,000	100.00%	100.00%	L
InvesTel	4,862	100.00%	100.00%	L
Emitel	3,110	100.00%	100.00%	L
Westel Rádiótelefon	1,610	100.00%	100.00%	L
Egertel	1,425	100.00%	100.00%	L
MatávkábelTV	920	100.00%	100.00%	L
EPT	777	97.20%	97.20%	L
Cardnet	58	72.00%	72.00%	L
Tele-Data	39	50.99%	50.99%	L
ProMoKom	21	100.00%	100.00%	L
BCN	3	100.00%	100.00%	L
Telemacedónia Rt.	3	88.03%	88.03%	L

PK6. Significant off-balance sheet items

Description	(HUF million) Value
Future finance lease obligations	393
Future obligations from rental and operating lease contracts	7,410
Future obligation from capex contracts	16,986

TSZ2/1. Changes in the headcount (number of persons) employed

	End of reference period	Current period opening	Current period closing
Company	9,192	9,153	8,342
Group	16,283	16,114	15,227

TSZ2/2. Changes in the headcount (number of persons) employed in full time by the company/group

	Start of the business year	End of the I. quarter	End of the II. quarter	End of the III. quarter	End of the business year
Company	9,153	8,421	8,342
Group	16,114	15,277	15,227

RS1. Ownership Structure, Ratio of Holdings and Votes

	Total equity
	Year Opening (January 1st , 2003)			Closing (June 30th , 2003)
Description of owners	Ownership ratio %	Voting right %	No. of shares	Ownership ratio %	Voting right %	No. of shares
Domestic institution/company	14.43	14.50	150,470,142	14.18	14.24	147,850,020
Foreign institution/company	83.61	84.00	871,868,446	83.85	84.25	874,442,151
Domestic individual	0.02	0.02	236,337	0.02	0.02	236,945
Foreign individual	0.00	0.00	200	0.00	0.00	200
Employees, senior officers	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Treasury Shares	0.47	0.00	4,900,000	0.47	0.00	4,900,000
Government Institutions	0.15	0.15	1,577,210	0.16	0.16	1,623,089
International Development Institutions	1.29	1.30	13,495,276	1.29	1.30	13,495,276
Not registered	0.03	0.03	263,989	0.03	0.03	263,919
„B” Share	0.00	0.00	1	0.00	0.00	1
T O T A L	100.00	100.00	1,042,811,601	100.00	100.00	1,042,811,601

RS2. Volume (qty) of treasury shares held in the year under review

	1, January	31, March	30, June	30, September	31, December
Company	4,900,000	4,900,000	4,900,000
Subsidiaries	0	0	0
TOTAL	4,900,000	4,900,000	4,900,000

RS3. List and description of shareholders with more than 5% (at the end of period)

Name	Nationality	Activity	Quantity	Interest (%)	Voting right (%)	Remarks
MagyarCom Holding GmbH	Foreign	Institutional	617,478,081	59.21	59.49	Strategic owner
Morgan Guaranty Trust Co.	Foreign	Depository	130,482,725	12.51	12.57	ADR Depository

ST1. Extraordinary reports published in the period under review

Date	Subject matter, brief summary
April 3, 2003	Matáv announces that Westel held its General Meeting and passed a resolution electing members of the Board of Directors
April 18, 2003	Matáv announces that MakTel held its Annual General Meeting and made a decision on dividend payment
April 23, 2003	Agreement on discontinuation of analog mobile services
April 25, 2003	Matáv announces that Soros elects to exercise its put option in Stonebridge
April 25, 2003	Resolutions of the Annual General Meeting of Matáv
May 12, 2003	Announcement on the procedure of dividend payment
May 22, 2003	Regulator approves Matáv’s LRIC based reference interconnection and leased line offer
June 19, 2003	Regulator approves Matáv’s LRIC based reference unbundling offer
July 1, 2003	Matáv announces treasury stock transactions
July 7, 2003	Matáv to refinance its loan expiring in August 2003

Matáv Rt. publishes its announcements in Magyar Tőkepiac.

There was no significant change in the organizational structure.

TSZ3. Senior officers, strategic employees

Type(1)	Name	Position	Beginning of assignment	End / termination of assignment	No. of shares held
SE BM	Elek Straub	Chairman-CEO Board Member	July 17, 1995 April 25, 2003	—	76,338
BM	Dr. Sándor Csányi	Board Member	April 25, 2003	—	0
BM	Dr. Mihály Patai	Board Member	April 25, 2003	—	58,190
BM	Dr. István Földesi	Board Member	April 25, 2003	—	0
BM	Michael Günther	Board Member	April 25, 2003	—	0
BM	Horst Hermann	Board Member	April 25, 2003	—	400
BM	Jan Geldmacher	Board Member	April 25, 2003	—	0
BM	Dr. Ralph Rentschler	Board Member	April 25, 2003	—	0
SE BM	Dr. Klaus Hartmann	Chief Financial Officer Board Member	December 5, 2000 April 25, 2003	—	5,000
SBM	Dr. László Pap	Supervisory Board – Chairman	April 25, 2003	—	0
SBM	Attila Csizmadia	Supervisory Board Member	April 25, 2003	—	6,272
SBM	Gellért Kadlót	Supervisory Board Member	April 25, 2003	—	700
SBM	Péter Vermes	Supervisory Board Member	April 25, 2003	—	8,800
SBM	Géza Böhm	Supervisory Board Member	April 25, 2003	—	0
SBM	Dr. Klaus Nitschke	Supervisory Board Member	April 25, 2003	—	0
SBM	Wolfgang Hauptmann	Supervisory Board Member	April 25, 2003	—	0
SBM	Arne Freund	Supervisory Board Member	April 25, 2003	—	0
SBM	Joachim Kregel	Supervisory Board Member	April 25, 2003	—	0
SE	Dr. Tamás Pásztory	Chief Human Resources and Legal Officer	February 1, 1996	—	0
SE	Manfred Ohl	Chief Technical Officer and Chief Officer, Network Systems	January 1, 1999	—	0
SE	László Bodnár	Chief Services and Logistics Officer	March 16, 1999	—	881
SE	Zoltán Tankó	Business Services LOB Chief Officer	January 1, 2002	—	1,100
SE	Christopher Mattheisen	Residential Services LOB Chief Officer	September 1, 2002	—	0
Own share property TOTAL:					157,681

(1) Strategic Employee (SE), Board Member (BM), Supervisory Board Member (SBM)

Members of the Board of Directors and Supervisory Board serve until the date of the Annual General Meeting concluding the business year of 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV HUNGARIAN TELECOMMUNICATIONS CO. LTD (Registrant)

By:
Szabolcs Czenthe
Head of Investor Relations Department

Date: August 14, 2003